Exhibit 99.1

Claude Resources Inc. Reports Wide Gold and Silver Intercepts from Infill and Exploration Drilling at the Amisk Gold Project, Flin Flon

'Intercepts include 1.23 g/t Au, 5.9 g/t Ag over 166 metres and
0.86 g/t Au, 6.0 g/t Ag over 116.37 metres'

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Jan. 19 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude") is pleased to announce step-out and infill drill intercepts from its 2010 exploration program at the 13,900 hectare Amisk Gold Project in northeastern Saskatchewan, Canada. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and is a 65:35 Joint Venture between Claude and St. Eugene Mining Corporation; Claude is the operator of the Joint Venture.

A total of 10 holes were completed and assayed from the 2010 fall drill program. The program tested from surface to approximately 400 metres depth and was designed to expand the limits of the Amisk Gold system as well as infill gaps within the core of the deposit.

Several drill holes successfully confirmed continuity of gold mineralization in the western and central portions of the deposit (Figure 2 and Table 1). Significant results include: 1.23 g/t Au, 5.9 g/t Ag over 166 metres in hole AL-10-291 (including 3.89 g/t Au and 16.2 g/t Ag over 33 metres) and 0.84 g/t Au, 4.3 g/t Ag over 105 metres in hole AL-10-285. Drilling has confirmed the system to vertical extents in excess of 400 metres, with higher grade sub-intervals of 3.89 g/t Au and 16.2 g/t Ag over 33 metres indicating bulk underground potential beneath a conceptual open pit.

Drilling also expanded the system along strike 200 metres to the north and to the southwest (Figures 2, 3, 4 and Table 1). Intercepts include 0.86 g/t Au, 6.0 g/t Ag over 116.37 metres in hole AL-10-287 and 0.84 g/t Au, 4.4 g/t Ag over 54 metres in AL-10-282. Combined with results from the summer historic core sampling program, 2010 drilling has expanded the mineralized system to a strike length of 500 metres, width of 400 metres and depths of 400 metres.

"These latest drill results continue to demonstrate the bulk mining potential of the system as well as the presence of significant gold and silver mineralization in newly tested extensions. Of particular note are the extensions of the system to the north, southwest and down-dip, which indicate potential for further expansion of the Amisk Gold Deposit," stated Brian Skanderbeg, Vice President Exploration.

Table 1: 2010 fall drill results from the Amisk Gold Project.
Hole	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Target
AL-10- 282	9812	5318	107/-45	344.00	398.00	54.00	0.84	4.4	North Ext
AL-10- 283	9869	5345	180/-45	202.00	217.00	15.00	0.56	1.8	North Ext
AL-10- 284	9820	5403	65/-45	Anomalous					North Ext
AL-10- 285	9923	5285	180/-45	230.00	335.00	105.00	0.84	4.3	Infill
			and	400.00	447.00	47.00	0.66	3.7
AL-10- 286	9641	4901	113/-45	3.60	21.00	17.40	1.09	8.3	SW Ext
			and	96.00	114.50	18.50	0.88	8.3
AL-10- 287	9646	4920	107/-50	6.63	123.00	116.37	0.86	6.0	SW Ext
			incl	6.63	67.39	60.76	1.11	7.0
AL-10- 288	9730	5102	190/-45	16.00	55.90	39.90	0.97	4.9	Infill
AL-10- 289	9852	4804	70/-58	NSI					SE Ext
AL-10- 290	9946	4774	70/-58	230.00	253.00	23.00	0.54	1.7	SE Ext
AL-10- 291	9823	5251	0/-51	232.00	398.00	166.00	1.23	5.9	Infill
			incl	357.00	390.00	33.00	3.89	16.2
Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut.  True width is variable between 70 and 100 percent of drilled width.  They may include internal dilution. Anomalous indicates an intercept greater than 0.3 g/t over 10 metres.  NSI indicates No Significant Intercept.

As outlined in Claude's News Release dated December 16th, 2010 ('Claude Continues to Expand the Amisk Gold Deposit, Saskatchewan'), results from current drilling as well as all historic drilling will be incorporated into a National Instrument 43-101, ('NI 43-101'), compliant Resource and Technical Report. SRK Consulting of Toronto has been engaged to complete the Resource Study and Technical Report.  Completion of the resource study is anticipated in the first quarter of 2011.

A 3,500 metre winter exploration drill program is scheduled to initiate in February.  The program will focus on evaluating the northern extension as well as testing depth continuity to in excess of 500 metres.   Continued 2011 exploration will be based on results from the winter program as well as the NI 43-101 Resource calculation and Technical Report.

In addition to advancing the Amisk Gold Project, Claude continues to focus on expanding the production profile and resource base at the Seabee Operation and plans to initiate Phase II underground drilling at the Madsen Property in Red Lake during the first quarter of 2011.  The Madsen program is designed to test depth and strike extensions to high grade mineralization within the 8 Zone Trend.

A plan map of the Amisk Gold Project, detailed map showing historic and current drill collar locations and several representative cross sections through the deposit can be viewed at Claude's website www.clauderesources.com.

Claude Resources holds approximately 10 percent interest in St. Eugene's issued and outstanding common shares as of December 31st, 2010.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 2.0 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 930,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Brian Skanderbeg, P.Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 19-JAN-11